CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Platinum Group Metals Ltd. (the “Company”) for the fiscal year ended August 31, 2012 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are incorporated by reference therein.

Each of the undersigned hereby consents to the references to, and the information derived from, the report titled “Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture (Elandsfontein and Frischgewaagd)”, dated November 20, 2009, and to the references, as applicable, to the undersigned’s name, in each case, included in or incorporated by reference in the 40-F, the AIF and the MD&A..

Wardrop Engineering Inc.

By: Byron Stewart	“Bryon Stewart”
Byron Stewart
Name
Date: November 23, 2012
Title:

Date: November 23, 2012